UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bicycle Therapeutics plc

(Name of Issuer)

Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

088786 108

(CUSIP Number)

Brent Faduski

SV Health Investors, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088786 108	13D/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SVLSF V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,562,451
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,562,451
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,451
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%(1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

[1]

Percentage calculated using a denominator of 24,077,665 Ordinary Shares, par value £0.01 per share, of Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 088786 108	13D/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SV Life Sciences Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,530,115
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,530,115
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,451
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

[2]

Percentage calculated using a denominator of 24,077,665 Ordinary Shares, par value £0.01 per share, of Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 088786 108	13D/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SV Life Sciences Fund V Strategic Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,336
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 32,336
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,451
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%(3)
14.	TYPE OF REPORTING PERSON (see instructions) PN

[3]

Percentage calculated using a denominator of 24,077,665 Ordinary Shares, par value £0.01 per share, of Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 088786 108	13D/A	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SV Life Sciences Fund V (GP), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,562,451
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,562,451
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,451
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.49%(4)
14.	TYPE OF REPORTING PERSON (see instructions) PN

[4]

Percentage calculated using a denominator of 24,077,665 Ordinary Shares, par value £0.01 per share, of Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 088786 108	13D/A	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Ordinary Shares reported owned by Reporting Persons (the “Shares”) is based upon 24,077,665 Ordinary Shares of the Issuer outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021. The Shares are owned by the Reporting Persons as follows:

SV Life Sciences Fund V, L.P. (“SVLS V LP”) and SV Life Sciences Fund V Strategic Partners, L.P. (“Strategic Partners” and, together with SVLS V LP, the “Funds”) may each be deemed to beneficially own, in the aggregate, 1,562,451 Ordinary Shares, constituting approximately 6.49% of the Ordinary Shares outstanding. As of the close of business on July 28, 2021, (a) SVLS V LP owned directly 1,530,115 Ordinary Shares, constituting approximately 6.35% of the Ordinary Shares outstanding; and (b) Strategic Partners owned directly 32,336 Ordinary Shares, constituting approximately 0.13% of the Ordinary Shares outstanding.

SV Life Sciences Fund V (GP), L.P. (“SVLS V GP”), the general partner of the Funds, may be deemed to beneficially own the Shares held by each of the Funds. SVLS V GP disclaims beneficial ownership of Shares held by the Funds except to the extent of any pecuniary interest therein.

SVLSF V, LLC, the general partner of SVLS V GP, may be deemed to beneficially own the Shares held by the Funds. SVLSF V, LLC disclaims beneficial ownership of Shares held by the Funds except to the extent of any pecuniary interest therein.

The investment committee of SVLS V, LLC, comprised of the members as set forth on Schedule A hereto, controls voting and investment decisions over the Issuer’s shares held by Funds by a majority vote. As such, no member of the investment committee of SVLS V, LLC may be deemed to have any beneficial ownership of the Funds’ Shares.

(b) Each of the Reporting Persons has shared voting and shared dispositive power with respect to all of the Shares that the Reporting Person beneficially owns. Voting and investment power over the Shares beneficially owned by Funds has been delegated to SVLS V GP. SVLS V GP has delegated voting and investment decisions to SVLSF V, LLC, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A hereto. Each Reporting Person disclaims beneficial ownership of the securities except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c) The following table sets forth all transactions with respect to the Ordinary Shares effected during the past sixty (60) days prior to the effective date of this Amendment No. 1 to Schedule 13D by Reporting Persons. All transactions were made on the Nasdaq Stock Market pursuant to a Rule 10b5-1 Plan enacted by the Reporting Persons prior to the date of the transactions disclosed below.

Transactions by SVLS V LP:

Date of Transaction	Transaction	Number of Securities	Price
7/13/2021	Sale	588	$33.45
7/14/2021	Sale	43,378	$33.96
7/15/2021	Sale	52,598	$34.32
7/16/2021	Sale	26,794	$34.26
7/19/2021	Sale	60,295	$34.58
7/20/2021	Sale	26,110	$34.56
7/21/2021	Sale	24,400	$34.92
7/22/2021	Sale	16,007	$34.94
7/23/2021	Sale	68,813	$35.25
7/26/2021	Sale	7,932	$34.36
7/27/2021	Sale	17,138	$34.59
7/28/2021	Sale	1,469	$33.79

CUSIP No. 088786 108	13D/A	Page 7 of 8 Pages

Transactions by Strategic Partners:

Date of Transaction	Transaction	Number of Securities	Price
7/13/2021	Sale	12	$33.45
7/14/2021	Sale	917	$33.96
7/15/2021	Sale	1,111	$34.32
7/16/2021	Sale	566	$34.26
7/19/2021	Sale	1,274	$34.58
7/20/2021	Sale	552	$34.56
7/21/2021	Sale	516	$34.92
7/22/2021	Sale	338	$34.93
7/23/2021	Sale	1,454	$35.25
7/26/2021	Sale	168	$34.36
7/27/2021	Sale	362	$34.58
7/28/2021	Sale	31	$33.77

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Funds and certain other persons are parties to a registration rights agreement with the Issuer (the “Registration Rights Agreement”), which provides for certain registration rights, including demand registration rights, short-form registration rights and piggyback registration rights. If the Issuer is eligible to file a registration statement on Form F-3 or Form S-3, upon the written request a holder of securities at an aggregate offer price of at least $10 million, the Issuer will be required to effect a registration of such shares, subject to specified conditions and limitations, including a limit of two registrations in any twelve month period. Additionally, the Funds and other signatory equity holders have “piggyback” registration rights to include Ordinary Shares in future registration statements that the Issuer may initiate, subject to certain conditions and limitations (including customary cut-back rights). The Registration Rights Agreement contains customary cross-indemnification provisions, and will terminate on the earliest of (i) in respect of any holder, at such time as the holder holds less than 1% of the Issuer’s outstanding ordinary shares; (ii) the three year anniversary of the completion of the Issuer’s initial public offering and (iii) the date all applicable Ordinary Shares may be sold pursuant to Rule 144 during a 90 day period without registration.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

99.1 Joint Filing Agreement by and among SV Life Sciences Fund V, L.P., SV Life Sciences Fund V Strategic Partners, L.P., SV Life Sciences Fund V (GP), L.P. and SVLSF V, LLC, dated June 7, 2019.*

*	Filed Herewith

CUSIP No. 088786 108	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2021

SVLSF V, LLC

By:	/s/ Brent M. Faduski
Name: Brent M. Faduski
Title: Officer

SV LIFE SCIENCES FUND V (GP), L.P.
By: SVLSF V, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name: Brent M. Faduski
Title: Officer

SV LIFE SCIENCES FUND V, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name: Brent M. Faduski
Title: Officer

SV LIFE SCIENCES FUND V STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name: Brent M. Faduski
Title: Officer

SCHEDULE A

Information regarding members of the investment committee of SVLSF V, LLC

Namel	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	United States

Michael J. Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	United States